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                             February 14, 2024

       Rafael Pinedo
       President and Principal Executive Officer
       CAM Group, Inc.
       5900 Balcones Drive,
       Suite 100
       Austin, TX 78731

                                                        Re: CAM Group, Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed February 9,
2024
                                                            File No. 024-12339

       Dear Rafael Pinedo:

                                                        We have reviewed your
amended offering statement and have the following comment(s).

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 8, 2024 letter.

       Amendment No. 2 to Offering Statement on Form 1-A, Filed February 2,
2024.

       Risk Factors
       Risks Related to the Company and Its Business, page 11

   1. We note the removal of the risk factor titled "Manage potential future acquisitions, investments,
divestitures, joint ventures and other transactions successfully, these activities could
adversely affect our future financial results." However, on page 30 you disclose that you
envision making "multiple major acquisitions." Please restore the risk factor disclosure, or
alternatively, please explain why it is no longer material.
       The Company may lose the benefit of a Regulation A exemption in the event our principal place of business shifts to outside the..., page 12

   2. We note your response to our prior comment 1 and reissue in part. We acknowledge the addition of this risk
factor; however, so that potential investors can better
 Rafael Pinedo
CAM Group, Inc.
February 14, 2024
Page 2
      understand, please also explain what consequences losing the benefit of the Regulation A exemption could have on your business or the price/liquidity of your securities.
General

3. We refer to our prior comment 8 in our letter dated November 2, 2023. Please provide a written representation confirming that at least one state has advised the company that it is prepared to qualify or register the offering. We acknowledge your previous response that you intend to submit applications in Texas, Wyoming and Colorado, but no confirmation has been included in this or the previous amendment.
       Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071
with any other questions.



                                                            Sincerely,
FirstName LastNameRafael Pinedo
                                                            Division of
Corporation Finance
Comapany NameCAM Group, Inc.
                                                            Office of Trade &
Services
February 14, 2024 Page 2
cc:       Frank I Igwealor, Esq.
FirstName LastName